[Indosat Logo Appears Here]


Indosat Selected Mega Asia Consortium as the Partner for
            Fixed Wireless Access Deployment


Jakarta, 18 March 2003 - Indosat announced that following a selection and evaluation process, Indosat selected Mega
Asia Consortium as the Partner (Partner) of Fixed
Wireless Access Deployment and today signed the Heads of Agreement. This consortium comprises Bakrie Communication
Company, Tomen Corporation, PT Asiabumi Piramida and PT
Saranainsan Muda Selaras (Partner). In this program, the
Partner will build and fund the rollout fixed wireless access network under Indosats license and both parties have agreed to a revenue sharing scheme.

The project will cover 2 main regions :
- 450,000 lines in Jakarta and surrounding areas
- 250,000 lines in Surabaya and surrounding areas

Indosat plans to deploy around 759,000 lines until 2010 of which 700,000 lines will be built in phases with the Partner and expected to be finalized in around three years.

In this program, the Partner is required to construct, finance, operate the construction of a telecommunications network/infrastructure and market the services. Upon expiration of the revenue sharing period, the Partner is required to transfer the ownership of telecommunication network/infrastructure assets to Indosat. Based on current assumption, the revenue sharing period will be around ten years. The revenue sharing period can be extended or shortened, depends on the realization of the project's rate of return.

The project is  implementing fixed wireless solution
CDMA 2000.1X. The capital expenditure requirement for this project is estimated around US$ 164 per line, including MSC, BSC, BTS, IN and SMSC.

Indosat is a full telecommunication network and service provider in Indonesia and the Companys shares are listed on the Jakarta and Surabaya Stock Exchanges
(JSX : ISAT) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE : IIT).

For Further Information Please Contact :

Corporate Communications Division
Telp : 62-21-3869153
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

Public Relations Department
Telp : 62-21-3869181
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com



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                    SIGNATURES

Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                       Perusahaan Perseroan (Persero) P.T.
                       Indonesian Satellite Corporation


Date: March 21, 2003   By: /s/ Widya Purnama
                       -------------------------------
                       Name: Widya Purnama
                       Title: President